# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Netcapital Inc., CIK 0001414767
CUSIP: 64113L202
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 1 Lincoln Street, Boston, Massachusetts (MA), 02111
Date of event which requires filing of this statement: 12/09/2025
Amends the filing with accession number 0001104659-25-117355
Filed by CIK 0002081874
Persons authorized to receive notices and communications: Alexander Chase Deitch, 1050 Crown Pointe Parkway, Suite 500, Atlanta, Georgia (GA), 30338, 404-996-2817

## Reporting persons
- Strategic EP, LLC (CIK 0002081874): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This constitutes an exit filing for the reporting person.
- Alexander Chase Deitch: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This constitutes an exit filing for the reporting person.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.001 per share
Name of issuer: Netcapital Inc.
Address of issuer's principal executive offices: 1 Lincoln Street, Boston, Massachusetts (MA), 02111
Comment: This Amendment No. 2 to Statement on Schedule 13D ("Amendment No. 2") amends and supplements the Statement on Schedule 13D initially filed by the Reporting Persons (as defined below) with the U.S. Securities and Exchange Commission (the "SEC") on December 1, 2025, as amended by Amendment No. 1 to such Statement on Schedule 13D, filed by the Reporting Persons with the SEC on December 8, 2025 (collectively, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. Except as otherwise set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D and Amendment No. 1 thereto, all other provisions of which remain in effect. The purpose of this Amendment No. 2 is to update the Reporting Persons' beneficial ownership information in the Schedule 13D and Amendment No. 1 thereto and to indicate that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the shares of the outstanding Common Stock of the issuer. This Amendment No. 2 constitutes an exit filing for each of the Reporting Persons.

## Item 2. Identity and Background
Name of person filing: This Amendment No. 2 is being filed by Strategic EP, LLC ("Strategic"), a Delaware limited liability company, and Alexander Chase Deitch, a United States citizen (collectively with Strategic, the "Reporting Persons" and each, a "Reporting Person").
Residence or business address: The principal business address of each of the Reporting Persons is 1050 Crown Pointe Parkway, Suite 500, Atlanta, GA 30338.
Present principal occupation or employment: The principal business of Strategic is to finance transactions in the private and capital markets. The principal business of Mr. Deitch is to manage Strategic.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons, nor any managing member or other member of any Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Persons, nor any managing member or other member of any Reporting Person, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above for the Reporting Person's place of organization and citizenship, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
"Item 3. Source and Amount of Funds or Other Consideration" of the Schedule 13D is hereby amended and restated in its entirety as follows:

On November 20, 2025, Strategic purchased an aggregate of 50,000 shares of Common Stock of the issuer in the open market at $0.6795 per share. On November 20, 2025, Strategic purchased an aggregate of 50,000 shares of Common Stock of the issuer in the open market at $0.7093 per share. On November 20, 2025, Strategic purchased an aggregate of 50,000 shares of Common Stock of the issuer in the open market at $0.6745 per share. On November 20, 2025, Strategic purchased an aggregate of 46,560 shares of Common Stock of the issuer in the open market at $0.7191 per share. On November 20, 2025, Strategic purchased an aggregate of 3,440 shares of Common Stock of the issuer in the open market at $0.69 per share. On November 21, 2025, Strategic purchased an aggregate of 35,000 shares of Common Stock of the issuer in the open market at $0.82 per share. On November 21, 2025, Strategic purchased an aggregate of 5,485 shares of Common Stock of the issuer in the open market at $0.8197 per share. On November 21, 2025, Strategic purchased an aggregate of 3,456 shares of Common Stock of the issuer in the open market at $0.697 per share. On November 25, 2025, Strategic purchased an aggregate of 20,000 shares of Common Stock of the issuer in the open market at $0.9778 per share. On November 28, 2025, Strategic purchased an aggregate of 20,000 shares of Common Stock of the issuer in the open market at $0.9663 per share. On December 2, 2025, Strategic purchased an aggregate of 30,000 shares of Common Stock of the issuer in the open market at $0.8898 per share. On December 2, 2025, Strategic purchased an aggregate of 15,005 shares of Common Stock of the issuer in the open market at $0.9695 per share. On December 2, 2025, Strategic purchased an aggregate of 9,610 shares of Common Stock of the issuer in the open market at $0.9996 per share. On December 2, 2025, Strategic purchased an aggregate of 139 shares of Common Stock of the issuer in the open market at $0.89 per share. The sources of each of the foregoing transactions were working capital of Strategic. On December 9, 2025, Strategic sold an aggregate of 50,000 shares of Common Stock of the issuer in the open market at $1.05 per share. On December 9, 2025, Strategic sold an aggregate of 50,000 shares of Common Stock of the issuer in the open market at $1.0471 per share. On December 9, 2025, Strategic sold an aggregate of 50,000 shares of Common Stock of the issuer in the open market at $1.03 per share. On December 9, 2025, Strategic sold an aggregate of 100,000 shares of Common Stock of the issuer in the open market at $1.0274 per share. On December 9, 2025, Strategic sold an aggregate of 88,695 shares of Common Stock of the issuer in the open market at $1.40 per share.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in rows (7), (8), (9), (10), (11) and (13) of the cover page of this Amendment No. 2 and the corresponding footnotes, and the information set forth in or incorporated by reference in Item 3 and Item 5 of this Amendment No. 2 is hereby incorporated by reference in its entirety into this Item 4.

Except as described above, the information contained in "Item 4. Purpose of Transaction" of the Schedule 13D is not being amended by this Amendment No. 2.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See the responses to rows 11 and 13 on the cover pages of this Amendment No. 2 for each of the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to rows 7, 8, 9 and 10 on the cover pages of this Amendment No. 2 for each of the Reporting Persons.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 of this Amendment No. 2, no Reporting Person has, to the best of each Reporting Person's knowledge, engaged in any transaction with respect to the shares of Common Stock of the issuer during the sixty days prior to the date of filing this Amendment No. 2.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On December 9, 2025, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer" of the Schedule 13D is not being amended by this Amendment No. 2.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: The information contained in "Item 7. Material to be filed as Exhibits" of the Schedule 13D is not being amended by this Amendment No. 2.

## Signatures
- Strategic EP, LLC: /s/ Alexander Chase Deitch, Alexander Chase Deitch, Manager (12/10/2025)
- Alexander Chase Deitch: /s/ Alexander Chase Deitch, Alexander Chase Deitch (12/10/2025)